Exhibit 4.4

MARKETING COMPENSATION AGREEMENT

This MARKETING COMPENSATION Agreement (“Agreement”) is made and entered into as of this 25th day of June 2001 ("Effective Date"), by and between Electronic Billboard Technology, Inc., a Delaware corporation (“EBT”), and Western National Marketing, LLC, a Nevada limited liability company (“Western”).

W I T N E S S E T H :

WHEREAS, EBT markets and operates electronic display and projection signage (“Operating Systems”), which displays and projects advertising of products and services (collectively “Advertising”);

WHEREAS, in marketing the Equipment, EBT will sell the Operating Systems (“Sale”), lease the Operating Systems (“Lease”), or install the Operating Systems for continuing revenue production from Advertising and sharing of that revenue by EBT and others (“Revenue Installation”);

WHEREAS, Western proposes to assist EBT in marketing the Operating Systems (“Services”); and,

WHEREAS, Western and EBT are entering into this Agreement for the purpose of setting forth their agreement with respect to the Services and Western’s compensation for the Services.

NOW, THEREFORE, for and in consideration of the premises, EBT and Western hereby covenant and agree as follows:

1.            Western may, on a nonexclusive basis, provide the Services during the Term.  The Services shall be limited to potential customers for the Operating Systems who are not then customers of, or negotiating to become customers of, EBT and who are, in any event, pre-approved by EBT, in EBT’s sole discretion (“Western Customer”).  Each Western Customer shall be deemed to be automatically added to, and listed on, Schedule 1 of this Agreement as, and when, approved by EBT, in the consecutive order of such approval, for the time period specified in Section 4.

2.            The compensation for the Services to be paid to Western by EBT (“Western Fee”) shall be determined and paid monthly.  The Western Fee shall be specific to each Western Customer and, if a Lease or Revenue Installation, each Western Customer facility in which an Operating System is installed ("Facility").  The Western Fee shall be determined as provided in Schedule 2.

3.            The Western Fee, determined as provided in Section 2, shall be paid to Western for each month of determination within thirty (30) days following receipt by EBT of the revenue from which the Western Fee is derived.

4.            The Term of this Agreement shall commence on the Effective Date, and continue thereafter for a period of five (5) years.  Each Western Customer identified during the Term and added to Schedule 1 after the Effective Date, as provided in Section 1, in order to remain a Western Customer for a period of time in excess of six (6) months from the date of such addition to Schedule 1 (“Qualification Period”), must then satisfy the continuing requirements therefor provided in Schedule 1.

5.            EBT is a wholly owned subsidiary of SI Diamond Technology, Inc., a Texas corporation (“SID”).  In the event that, at anytime during the Term, EBT shall cease to be a wholly-owned subsidiary of SID, directly, or indirectly, other than by reason of the transfer by SID of ownership of EBT to an entity either controlling, or controlled by, SID, notwithstanding anything to the contrary in this Agreement, at the option of EBT, upon thirty (30) days prior written notice to Western, given at or after such cessation, to be effective at the end of such thirty (30) day period, the Term shall then and thereupon terminate.  Upon any such termination, the right of Western to thereafter perform the Services shall terminate and EBT’s obligations to Western incident to this Agreement shall concurrently terminate, except for the obligation of EBT for the continuing payment of the Western Fee which shall not, in any event, terminate with respect to any Western Customer so long as such Western Customer continues to be a Western Customer under any combination the provisions of Section 4.

6.            Concurrently with execution of this Agreement, EBT and Western shall identify in Schedule 1 hereto, each Western Customer, if any, as of the Effective Date.

7.            Western is, and shall be, an independent contractor and not an employee or agent of EBT.  Western is solely responsible for Western’s expenses incurred in the performance of the Services and related federal and state income tax withholding, social security tax withholding, worker’s compensation benefits, and fringe benefits.

8.            Western shall use only technical and promotional materials which have been approved, or provided, by EBT for use by Western in Western’s efforts to perform the Services.  Any consent or approval required by EBT with regard to technical and promotional materials used by Western to sell or install the Operating Systems not provided by EBT shall not be unreasonably withheld if such materials contain true and correct representations regarding the Operating Systems.  The use of any technical and promotional material not provided by EBT shall be at the sole risk and responsibility of Western, and Western shall indemnify, defend and hold EBT harmless from, and against, any loss, cost or expense with respect thereto notwithstanding the consent by EBT for use of such technical or promotional material.

9.            Miscellaneous:  The following general terms shall be applicable to this Agreement:

(a)            Assignment.  Western may not assign or transfer Western’s right to perform the Services under this Agreement.  The Western Fees may be assigned by Western to an entity which controls, or is controlled by, Western, or for purposes of, or by reason of, estate planning and decent and distribution by Western’s members or reorganization of Western.

(b)            Enforceability.  If any one or more provisions of this Agreement shall for any reason be held illegal or invalid, such illegality or invalidity shall not affect any other provision of this Agreement and this Agreement shall be enforced as if such illegal or invalid provision is not contained herein.

(c)            Applicable Law.  Notwithstanding the legality or enforceability of any provision of this Agreement, the parties wish to make clear that it is their intent that this Agreement shall be construed in accordance with the laws of the State of Texas without regard to its conflict of laws doctrine.

(d)            Venue and Jurisdiction.  All parties of this Agreement consent to jurisdiction and venue, in a court of competent jurisdiction in Travis County, Texas.

(e)            Headings.  All headings used herein are for each of reference only and shall in no way be construed as interpreting, decreasing, or enlarging the provisions of this Agreement.

(f)            Effect.  The Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and authorized assigns.

(g)            Waiver.  Neither the waiver by any party hereto or any breach or default under any of the provisions of this Agreement, nor the failure of the parties to enforce any of the provisions of this Agreement or to exercise any right hereunder, shall hereafter be construed as a waiver of any subsequent breach or default or as a waiver of any rights or provisions hereunder.

(h)            Entire Agreement.  This Agreement constitutes the entire Agreement between the parties - there being no prior written or oral promises or representations not incorporated herein.

(i)            Amendments.  No amendments or modifications of the terms of this Agreement shall be binding upon any party hereto, unless reduced to writing and signed by the parties hereto.

(j)            Legal Fees.  In the event suit is brought to enforce this Agreement, the prevailing party shall be entitled to collect from the other party the costs of such litigation, including its attorney’s fees.

(k)            Notice.  For purposes of all notices required or permitted by this Agreement, such notices shall be given as follows:

(i)        All notices, requests, consents and other communications hereunder to a party shall be in writing and shall be personally physically delivered, or sent by registered or certified mail, return receipt requested, postage prepaid, with a copy by telefax addressed to the person or persons to whom such notice is to be given as follows (or at such other address as shall be stated in a notice similarly given:

(A)	If to EBT, such notice shall be given at: Suite 107 3006 Longhorn Boulevard Austin, Texas 78758 Telephone: 512.339.5020 Fax: 512.339.5021
(B)

If to Western, such notice shall be given at:

Room E
502 East John Street
Carson City, Nevada 89706-3078

With a copy to:

5956 Sherry Lane
Suite 800
Dallas, Texas 75225
Telephone:  214.368.1765
Facsimile:  214.368.3974

(ii) All notices, requests, consents and other communications hereunder shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed, or (ii) two (2) business days after deposit in the mail.  Each party, by notice duly given in accordance herewith, may specify a different address for the giving of any notice hereunder.

In witness whereof, the parties hereto each cause the Agreement to be executed as their duly authorized act as of the Effective Date.

EBT: Electronic Billboard Technology, Inc. a Texas corporation By: /s/ Marc W. Eller Marc W. Eller, CEO

WESTERN: Western National Marketing, LLC, a Nevada limited liability company By: /s/ Michael G. Denton, Jr. Michael G. Denton, Jr., Manager

Schedule 1

Western Customers

A.            Each Western Customer identified during the Term and added to this Schedule 1, shall remain a Western Customer in the absence of waiver or extension by EBT as follows:

(a)            For the term of the Qualification Period; or,

(b)            Until the later to occur of expiration of the Qualification Period, or six (6) months following the termination of an agreement entered into with EBT during the Qualification Period for testing of an Operating System (“Testing Agreement”), without a resulting agreement with EBT for a Sale, Lease or Revenue Installation during such six (6) month period; or,

(c)            Expiration of all Leases between the Western Customer and EBT without renewal, extension or execution of a new or additional Lease, within six (6) months following such expiration of all Leases between the Western Customers and EBT; or

(d)            Six (6) months following completion of the last Sale between the Western Customer and EBT in the absence of a subsequent sale within such (6) month period; or,

(e)            Expiration of all agreements for Revenue Installation between the Western Customer and EBT without renewal, extension or execution of a new agreement, or agreements, for Revenue Installation within six (6) months following such expiration of all such agreements for Revenue Installation between the Western Customers and EBT.

B.            A Western Customer shall be and remain a Western Customer so long as such Western Customer qualifies as a Western Customer under any provision of Section A of this Schedule 1.

C.            If a Western Customer that is a member of an ownership affiliated or controlled group of Western Customers enters into any agreement described in Section A(a), (b), (c), (d) or (e) of this Schedule 1, such Western Customer and all members of such affiliated or controlled group shall continue as Western Customers so long as such Western Customer remains, or any of such members remain, a Western Customer.

D.            The following are approved by EBT as Western Customers as of the Effective Date and the Qualification Period for each of such Western Customers shall end on January 25, 2002:

(a)            The Gap
                               The Gap Kids
                               The Baby Gap
                               Banana Republic
                               Old Navy
                               The Gap Body

(b)	Eckerd’s – For purposes of the calculations pursuant to the provisions of Section 4.2(b), (c) and (d), actual Eckerd’s Western Customer Revenue shall be reduced by one-third (⅓).
(c)	The Limited Victoria’s Secret Express Structure NY & Co. Lane Bryant White Barn Candle Company Bath and Body Shop
(d)	Zales Corporation
(e)	Neiman Marcus
(f)	Eddie Bauer
(g)	Rite Aid
(h)	General Nutrition Corporation
(i)	Champs
(j)	The Body Shop
(k)	Puente-Brancato Enterprises, Inc.
(l)	General Nutrition Corporation
(m)	Southland Corporation 7-11
(n)	Pottery Barn
(o)	TGI Fridays
(p)	Tricon Food Group KFC Pizza Hut
(q)	CBS Pharmacies
(r)	Walgreen's
(s)	Williams-Sonoma

SCHEDULE 2

WESTERN FEE

A.            The Western Fee shall be determined with respect to each Western Customer as follows:

1.            Sale.  If a Sale, the Western Fee shall be equal to ten percent (10%) of the gross sales price paid by the Western Customer for purchase of the Operating Systems of such Western Customer exclusive of any charge for any product purchased by EBT for, and provided to, the Western Customer as a “pass-through cost” item and included in the sale of the Operating Systems to such Western Customer as a convenience to the Western Customer without a “mark-up” of the actual cost incurred by EBT for the product;

2.            Lease.  If a Lease, the Western Fee shall be equal to ten percent (10%) of the gross lease consideration received by EBT, or EBT's subsidiaries or affiliates controlling, or controlled by, EBT for lease of the Operating Systems at any time, and from time to time, from a sale of the Lease to a third party, actual Western Customer Lease payments received by EBT, or EBT's subsidiaries or affiliates controlling, or controlled by, EBT or any other form of consideration received by EBT or EBT's subsidiaries or affiliates controlling, or controlled by, EBT incident to the Lease; and,

3.            Revenue Installation.  If a Revenue Installation, the Western Fee shall be ten percent (10%) of the aggregate monthly revenue of every nature produced by each Operating System of each Western Customer remaining after deduction from such aggregate revenue of each such Operating System of one-twelfth (1/12th) per month for twelve (12) consecutive months of the actual aggregate direct cost of the Operating System equipment paid by EBT for each such Operating System.

B.            Western shall pay from the Western Fee all fees and charges of third parties contracted by Western and shall indemnify, defend and hold harmless EBT with respect to such charges and fees.

C.            EBT shall pay all fees and charges of third parties contracted by EBT with respect to a Western Customer Sale, Lease or Revenue Installation and EBT shall indemnify, defend and hold Western harmless with respect thereto.

D.            EBT shall provide to Western, concurrently with execution thereof, a copy of each agreement with a Western Customer for testing, Sale, Lease or Revenue Installation.

E.            Western Fees shall be payable to Western by EBT in Dallas, Texas, unless otherwise specified by Western within thirty (30) days of receipt by EBT of the revenue from which the Western Fee is derived.  With each Western Fee payment, EBT shall concurrently provide to Western descriptive details of the components of that Western Fee payment.  Such details shall include identification of each Western Customer with respect to which such Western Fee originated, classification of the Western Fee components by each Western Customer as Sale,

Lease or Revenue Installation based and such other details as shall be reasonably necessary for purposes of Western’s internal accounting, tax and operating controls.